UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2023

PARALLEL FLIGHT TECHNOLOGIES, INC.

(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

83-2143900
(I.R.S. Employer Identification No.)

450 McQuaide Drive La Selva Beach, CA. 95076
(Full mailing address of principal executive offices)
831-278-2036
(Issuer’s telephone number, including area code)

In this Semiannual Report, the term “Parallel Flight Technologies,” “we,” ”our,” “our company,” the “company,” or similar terms refer to Parallel Flight Technologies, Inc., a Delaware corporation.

This report may contain forward-looking statements and information relating to, among other things, our business plan, strategy, and broader industry trends. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (the “2023 Interim Period”), and the six-month period ended June 30, 2022 (the “2022 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018.  Our headquarters are located in La Selva Beach, California. We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2023 Interim Period, our revenue was $509,071, compared to $189,503 for the 2022 Interim Period. Grant revenue was $145,546 and $189,503 for the 2023 Interim Period and the 2022 Interim Period, respectively, and was received pursuant to a combined grant from the United States Department of Agriculture and the National Science Foundation. The Company deferred grant revenue of $167,957 and $113,502 as of June 30, 2023 and December 31, 2022, respectively, related to receipt of funds in advance of completing performance obligations under the grant agreement.

Other Income

Employee Retention Credits

The company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. The ERC is a refundable tax credit against certain employment taxes equal to 70% of the qualified wages an eligible employer paid to employees between March 2020 and December 31, 2021. During the 2023 Interim Period, the Company received $363,525 of refundable ERC claimed under the provisions of the CARES Act, which is included in grant revenue recorded on the statements of operations.

Operating Expenses

Throughout the 2023 Interim Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing, and research and development.  For the 2023 Interim Period, our operating expenses were $1,095,684, including $137,843 for general and administrative, $123,401 for sales and marketing, and $834,440 for research and development. For the 2022 Interim Period, our operating expenses were $1,585,894, including $665,205 for general and administrative, $149,394 for sales and marketing, and $771,295 for research and development. Our operating expenses were comparatively lower during the 2023 Interim Period, primarily because of lower general and administrative expenses.

Operating Loss

Our operating loss for the 2023 Interim Period was $586,613, compared to $1,396,391 for the 2022 Interim Period. There was a decrease in losses primarily resulting from receipt of an ERC credit (see Item 1. Other Income – Employee Retention Credits) and a decrease in general and administrative expenses.

Net Loss

Our net loss for the 2023 Interim Period was $586,613, compared to $1,396,391 for the 2022 Interim Period.

Liquidity and Capital Resources

As of June 30, 2023, we had $1,092,774 in cash, compared to $1,056,902 as of December 31, 2022. The amount of cash at June 30, 2023, primarily resulted from funds raised through our Regulation Crowdfunding campaign and grants.

We will incur significant additional costs in developing products, and in production, marketing, sales, and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of June 30, 2023, we had $123,764 in outstanding Simple Agreements for Future Equity (“SAFEs”), which were classified as long-term liabilities on our balance sheet.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

Item 4.  Exhibits

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)
6.1	Transfer Agent Agreement with StartEngine Secure (incorporated by reference to Exhibit 6.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)
6.2

Quotation Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 6.4 included within the Offering Statement Supplement on Form 253(g)(2) filed on November 12, 2020 – File No. 024-11247)

8.1	Escrow Services Agreement (incorporated by reference to Exhibit 8.1 to the Current Report on Form 1-U filed on October 5, 2020 – File No. 24R-00334)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and Chief Financial Officer

Date:	September 27, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

Date:	September 27, 2023

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS (UNAUDITED)

AS OF AND FOR THE SIX MONTHS ENDED

JUNE 30, 2023

PARALLEL FLIGHT TECHNOLOGIES, INC

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS (UNAUDITED)

	June 30, 2023	December 31, 2022
Assets
Current Assets:
Cash	$1,092,774	$1,056,902
Prepaid expenses	306	4,420
Total current assets	1,093,080	1,061,322

Property and equipment, net	91,251	98,090
Total assets	$1,184,331	$1,159,412

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$80,125	$81,612
Accrued liabilities	182,755	274,448
Deferred revenue	167,957	113,502
Total current liabilities	430,837	469,562

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 6	123,764	123,764
Total liabilities	$554,601	$593,326

Stockholders' Equity
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,016,543 and 6,016,543 issued and outstanding at June 30, 2023 and December 31, 2022, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,648,339 and 1,519,327 issued and outstanding, June 30, 2023 and December 31, 2022, respectively	16	15
Stock subscription receivable	(58,911)	(17,062)
Additional paid-in capital	8,445,953	7,753,848
Accumulated deficit	(7,757,388)	(7,170,775)
Total stockholders' equity	629,730	566,086

Total liabilities and stockholders' equity	$1,184,331	$1,159,412

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Six Months Ended	For the Six Ended
	June 30, 2023	June 30, 2022

Revenue	$509,071	$189,503

Operating expenses:
General and administrative	137,843	665,205
Sales and marketing	123,401	149,394
Research and development	834,440	771,295
Total operating expenses	1,095,684	1,585,894

Net loss before income taxes	(586,613)	(1,396,391)

Provision for income taxes	-	-

Net loss	$(586,613)	$(1,396,391)

Weighted average loss per share of Class A and B common stock - basic and diluted	$(0.08)	$(0.19)

Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,600,376	7,485,885

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 and 2022

	Class A - Common Stock		Class B - Common Stock		Stock Subscription	Additional Paid-In	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
`
Balance at December 31, 2021	6,008,424	$60	1,453,795	$14	$(55,173)	$6,724,946	$(4,466,177)	$2,203,670

Receipt of stock subscription receivable	-	-	-	-	55,173	-	-	55,173
Issuance of common stock for cash - Reg CF	-	-	47,331	1	(237,131)	798,602	-	561,472
Offering costs	-	-	-	-	-	(228,690)	-	(228,690)
Stock-based compensation						49,000		49,000
Net loss	-	-	-	-	-	-	(1,396,391)	(1,396,391)
Balance at June 30, 2022	6,008,424	$60	1,501,126	$15	$(237,131)	$7,343,858	$(5,862,568)	$1,244,234

Balance at December 31, 2022	6,016,543	$60	1,519,627	$15	$(17,062)	$7,753,848	$(7,170,775)	$566,086
Receipt of stock subscription receivable	-	-	-	-	-	-	-	-
Issuance of common stock for cash - Reg CF	-	-	129,012	1	41,849)	753,803	-	711,955
Offering costs	-	-	-	-	-	(79,101)	-	(79,101)
Stock-based compensation	-	-	-	-	-	17,403	-	17,403
Net loss	-	-	-	-	-	-	(586,613)	(586,613)
Balance at June 30, 2023	6,016,543	$60	1,648,639	$16	$(58,911)	$8,445,953	$(7,757,388)	$629,730

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

	For the Six Months Ended	For the Six Months Ended
	June 30, 2023	June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(586,613)	$(1,396,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,839	13,676
Stock based compensation	17,403	49,000
Changes in operating assets and liabilities:
Prepaid expenses	4,115	16,965
Accounts payable	(1,487)	(17,174)
Accrued liabilities	(91,693)	84,825
Deferred revenue	54,455	35,655
Net cash used in operating activities	(596,981)	(1,213,444)

CASH FLOWS FROM FINANCING ACTIVITIES:
Receipt of stock subscription receivable	–	55,173
Common stock issued for cash, net of offering costs	632,853	332,783
Net cash provided by financing activities	632,853	387,956

Net Change in cash and cash equivalents	35,872	(825,488)

Cash and cash equivalents, beginning of period	1,056,902	2,262,190
Cash and cash equivalents, end of period	$1,092,774	$1,436,702

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 in the State of Delaware.   The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company’s technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, our financial statements do not include all the information and footnotes required by U.S. GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement for the results for the interim periods have been included. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the United States of America and worldwide, along with local, state, and federal government policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Concentration of Credit Risk

The Company’s financial instruments include cash.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash. The Company limits its exposure to credit risk surrounding cash by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

Property and Equipment

Fixed assets are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years. At the time of retirement or other dispositions of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity (“SAFEs”)

The Company accounts for its Simple Agreements for Future Equity (“SAFEs”) as derivative liabilities under the Financial Accounting Standards Board (“FASB”) ASC section 815-10 and ASC section 815-40. No changes in the fair value of the SAFEs occurred during the six month period ended June 30, 2023. See Notes 5 and 6.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023 and December 31, 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The Company has SAFEs which are considered level 3 liabilities. See Notes 5 and 6. The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of June 30, 2023 and December 31, 2022, the fair value of these instruments is considered to be the carrying value. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs. There were no changes during the six month periods ended June 30, 2023 and 2022, in level 3 liabilities measured at fair value on a recurring basis recorded on the statements of operations.

Management’s estimate of fair value is based on an observable price change as of the date of its Regulation Crowdfunding (“Regulation CF”) campaign. As of June 30, 2023 and December 31, 2022, there was $123,764 of the SAFEs yet to be converted to equity.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by Topic 606.

Revenue from grants are recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses. Grant revenue was $145,546 and $189,503 for the six months ended June 30, 2023 and 2022, respectively. The Company deferred grant revenue of $167,957 and $113,502, as of June 30, 2023 and December 31, 2022, respectively, related to receipt of funds in advance of completing performance obligations under the agreement. While grant revenue comes from limited sources, management does not believe the loss of such revenues would have a material effect on the Company’s operations.

Employee Retention Credits

The company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. The ERC is a refundable tax credit against certain employment taxes equal to 70% of the qualified wages an eligible employer paid to employees between March 2020 and December 31, 2021. During the six month period ended June 30, 2023, the Company received $363,525 of refundable ERC claimed under the provisions of the CARES Act, which is included in grant revenue recorded on the statements of operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs were $834,440 and $771,295 for the six months ended June 30, 2023 and 2022, respectively.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

At June 30, 2023 and December 31, 2022, the applicable federal and state rates used in calculating the deferred tax provision was 28%. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States of America (the “US”) and files tax returns in the US Federal jurisdiction and California state jurisdiction. The Company is subject to US Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company is not currently under examination by any tax authority.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

The Company computes net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company’s Equity Incentive Plan (see Note 8) and its convertible SAFEs (see Note 5).

New Accounting Standards

The FASB issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in ASC. There have been several ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $586,613 and $596,981 for the six months ended June 30, 2023 and 2022, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	June 30, 2023	December 31, 2022
Automotive equipment	$ 57,554	$ 57,554
Machinery and equipment	92,584	92,584
Total property and equipment	150,138	150,138
Accumulated depreciation	(58,887)	(52,048)
	$ 91,251	$ 98,090

Depreciation expense for the six months ended June 30, 2023 and 2022 was $6,839 and $13,676, respectively.

NOTE 5 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFEs)

As of June 30, 2023 and December 31, 2022, the Company had SAFEs totaling $123,764 outstanding. Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of June 30, 2023 and December 31, 2022, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

The Company entered into a consulting agreement. Under the agreement, the consultant is to receive $175,000 per year for services rendered. The consultant will also receive fees if the Company receives Series A Funding of over $5,000,000. As of June 30, 2023, the range of fees payable would be $0 if no financing occurs or $100,000 if the Company successfully raises the required amounts. At June 30, 2023 and December 31, 2022, the Company has accrued approximately $100,000 and $57,000, respectively, related to the contingent fees.

NOTE 7 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized the issuance of 11,000,000 shares of common stock, consisting of 8,000,000 shares of Class A Common Stock and 3,000,000 shares of Class B Common Stock, with a par value of $0.00001 per share. Class B Common Stock does not have voting rights while Class A Common Stock carries one-to-one voting rights. At the discretion of the Board of Directors of the Company (the “Board of Directors”), the Company issues non-qualified incentive stock options to key employees (see Note 8).

During the six months ended June 30, 2023, the Company sold 129,012 shares of Class B Common Stock through a Regulation CF offering for gross proceeds of $753,803. Of these funds, $41,849 represents a subscription receivable as of June 30, 2023.

During the six months ended June 30, 2022, the Company incurred offering fees of $79,101 in connection with the offering described above.

During the six months ended June 30, 2022, the Company sold 47,331 shares of Class B Common Stock through a Regulation CF offering for gross proceeds of $798,602. Of these funds, $237,131 represents a subscription receivable as of June 30, 2022.

During the six months ended June 30, 2022, the Company incurred offering fees of $228,690 in connection with the offering described above.

NOTE 8 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the Plan”) during 2020. The Plan enables the Board of Directors to utilize various forms of equity awards as defined by the Plan, including stock options and restricted stock purchase awards, as and when the Board of Directors deems appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan.

As of June 30, 2023, the Company granted 306,183 shares under the Plan. Stock option activity under the 2020 Plan during the six months ended June 30, 2023 is as follows:

	Number of Shares	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (years)
Outstanding at December 31, 2022	297,466	$2.06	8.1
Granted	13,000	10.00	9.5
Forfeited	(4,283)	4.67	7.1
Exercised	-	-
Outstanding at June 30, 2023	306,183	$2.36	8.7

Exercisable at June 30, 2023	322,302	$1.37	6.88

Vested or expected to vest at
June 30, 2023	306,183	$2.36	7.53

Stock-based compensation expense recognized under ASC 718 for the six months ended June 30, 2023 and 2022, was $17,403 and $49,000, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company is computed based on the Block-Scholes option pricing model with the following weighted-average assumptions:

	2023
Average risk-free rate	0.33%
Expected volatility	40%
Expected life	6	years
Dividend yield	-

The Company recognized stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The dividend yield assumption for options granted it based on the Company’s history and expectation of dividend payouts.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2023 through September 27, 2023 the date these financial statements were available to be issued. Two notable events have occurred.

On August 22, 2023, Joshua Resnick resigned as Chief Executive Officer of the Company, due to health issues, and the Board of Directors appointed Craig Stevens as Mr. Resnick’s successor.

On September 15, 2023, we received a $1 million Other Transaction Agreement (“OTA”) from National Security Innovation Capital (“NSIC”), a venture capital arm of the Defense Innovation Unit (“DIU”) of the U.S. Department of Defense. The agreement extends into Q2 2024.

There have been no other additional events or transactions during this time which would have a material effect on these financial statements.